Exhibit 99.1

GIBO Holdings Limited Regains Compliance with Nasdaq Continued Listing Requirements

Hong Kong, September 22, 2025 /PRNewswire/ -- – GIBO Holdings Limited (“GIBO” or the “Company”), a unique and integrated AIGC animation streaming platform, today announced that it received a letter, dated September 18, 2025 (the “Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Nasdaq has confirmed that the Company has regained compliance with Listing Rule 5450(a)(1). The Letter also stated that the Company will remain on a Discretionary Panel Monitor, pursuant to Listing Rule 5815(d)(4)(A), for a one-year period from the date of the Letter, to ensure that the Company proactively addresses any future potential compliance concerns and demonstrates long-term compliance with Nasdaq’s continued listing requirements.

The Company’s Class A Ordinary Shares and warrants will continue to be listed and traded on the Nasdaq under the ticker symbols “GIBO” and “GIBOW,” respectively.

About GIBO Holdings Limited

GIBO Holdings Limited is a unique and integrated AIGC animation streaming platform with extensive functionalities provided to both viewers and creators that serves a broad community of young people across Asia to create, publish, share and enjoy AI-generated animation video content. With approximately 86 million registered users and advanced AI-powered tools, GIBO seeks to revolutionize content creation and consumption through AI.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, the Company’s ability to source and retain talent, and the Company’s cash position, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Contact Information

Investor Relations:

Bill Zima

ICR, Inc.

William.zima@icrinc.com

Media Relations:

Edmond Lococo

ICR, Inc.

Edmond.Lococo@icrinc.com